UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.: 3*

Name of Issuer: United Continental Holdings, Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 910047109

Date of Event Which Requires Filing of this Statement: 12/31/2013

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 910047109

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Capital Management LLC EIN #75-3019302

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. ___ 3. SEC
USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 17,688,397**

6. SHARED VOTING POWER 66,840**

7. SOLE DISPOSITIVE POWER 17,688,397**

8. SHARED DISPOSITIVE POWER 66,840**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,755,237**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%**

12. TYPE OF REPORTING PERSON IA, HC

** See Item 4 of this filing

Item 1.

(a). Name of Issuer: United Continental Holdings, Inc. ("United
Continental")

(b). Address of Issuer's Principal Executive Offices:

233 South Wacker Drive Chicago, IL 60606

Item 2.

(a).-(c). Name, Principal Business Address, and Citizenship of Persons
Filing:

(1) Janus Capital Management LLC ("Janus Capital") 151 Detroit Street Denver, Colorado 80206 Citizenship: Delaware

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 910047109

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Capital has a direct 96.74% ownership stake in INTECH Investment Management ("INTECH") and a direct 99.61% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 17,636,397 shares and 52,000 shares assuming exercise of call options or 4.9% of the shares outstanding of United Continental Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 526 shares or 0.0% of the shares outstanding of United Continental Common Stock held by such Managed Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 66,314 shares or 0.0% of the shares outstanding of United Continental Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Item 5. Ownership of Five Percent or Less of a Class

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

Perkins is a direct subsidiary of Janus Capital (Janus Capital has a direct 99.61% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

INTECH is a direct subsidiary of Janus Capital (Janus Capital has a direct 96.74% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By /s/ David R. Kowalski 1/31/2014 David R. Kowalski,
Date Senior Vice President and CCO

PERKINS INVESTMENT MANAGEMENT LLC

By /s/ David R. Kowalski 1/31/2014 David R. Kowalski,
Date Vice President

INTECH INVESTMENT MANAGEMENT LLC

By /s/ David R. Kowalski 1/31/2014 David R. Kowalski,
Date Vice President